Exhibit 99.2

5 December 2008	ASX Markets Supervision Pty Ltd
ABN 26 087 780 489
Mr Marcin Firek	20 Bridge Street
Company Secretary	Sydney NSW 2000
Level 3	PO Box H224
22 Pitt Street	Australia Square
Sydney NSW 2000	NSW 1215

Telephone 61 2 9227 0602
By Email	Facsimile 61 2 9241 7620

www.asx.com.au
Dear Marcin
James Hardie Industries N.V. (the “Company”)
RE: PRICE QUERY
We have noted a change in the price of the Company’s securities from a low of $3.49 on 3 December 2008 to a high of $4.41 at the time of writing today.
In light of the price change, please respond to each of the following questions.
1.	Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

Please note that as recent trading in the Company’s securities could indicate that information has ceased to be confidential, the Company is unable to rely on the exceptions to listing rule 3.1 contained in listing rule 3.1A when answering this question.

2.	If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3.	Is there any other explanation that the may have for the price change in the securities of the Company?

4.	Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.
Your response should be sent to me by e-mail at stephanie.yong@asx.com.au or by facsimile on facsimile number (02) 9241 7620. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. A.E.D.T.) on Monday, 8 December 2008.
Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.
Listing rule 3.1
Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities. The exceptions to this requirement are set out in listing rule 3.1A.
In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 — Continuous Disclosure: listing rule 3.1.
If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.
Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.
Trading halt
If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the ‘s securities. As set out in listing rule 17.1 and Guidance Note 16 — Trading Halts, we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.
•	The reasons for the trading halt.

•	How long you want the trading halt to last.

•	The event you expect to happen that will end the trading halt.

•	That you are not aware of any reason why the trading halt should not be granted.

•	Any other information necessary to inform the market about the trading halt, or that we ask for.
The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.
If you have any queries regarding any of the above, please let me know.
Yours sincerely,
[Sent electronically without signature]
Stephanie Yong
Senior Adviser, Issuers (Sydney)